August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (408) 376-7514

Margaret C. Whitman
President and Chief Executive Officer
eBay Inc.
2145 Hamilton Avenue
San Jose, CA 95125

> **Re: eBay Inc.**
> **Definitive 14A**
> **Filed April 30, 2007**
> **File No. 0-24821**

Dear Ms. Whitman:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Our Corporate Governance Practices, page 6

1. Provide the disclosure required by Item 407(a)(3) of Regulation S-K. For each director and nominee for director that is identified as independent, describe, by specific category or type, any transactions, relationships or arrangements, not disclosed pursuant to Item 404(a) that were considered by the board of directors under the applicable independence definitions in determining that the director is independent. See also Instruction 3 to Item 407(a).

Compensation Discussion and Analysis, page 30

2. Individual officer performance is one of the factors considered in making executive compensation decisions. In particular, you indicate that half of quarterly incentive awards are based upon individual performance. Please disclose how the specific forms of compensation are structured and implemented to reflect each named executive officer's individual performance and/or individual contribution to these items of the registrant's performance, describing the elements of individual performance and/or contribution taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

3. Refer to Release 33-8732A, Section II.B.1. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, in 2006, Ms. Whitman received option grants that were significantly greater than the amount received by the other named executive officers. We direct your attention to Item 402(b)(2)(vii) of Regulation S-K.

Competitive Considerations, page 31

4. Provide clear analysis as to how the peer group benchmark information is used in determining total or individual elements of compensation. For example, explain what you mean by your cash compensation for executives being "somewhat higher" than the median level and explain how the pay practices of companies in your peer groups are used to determine base salaries.

Short-term Cash Incentive Awards, page 33

5. You state that annual targets are ordinarily set within 90 days of commencement of the year. Disclose the 2007 performance targets that were known as of the time of the filing of the proxy statement, including the performance targets for the 2007 performance based restricted stock units, consistent with Instruction 2 to Item 402(b), or provide a supplemental analysis as to why it is appropriate to omit

these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Long-term Equity Incentive Awards, page 35

6. When discussing long-term equity incentive awards, provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. While you provide a detailed discussion as to how the annual long-term incentive award guidelines are set, you should provide a more general discussion of the factors considered in determining the actual focal grants. The current disclosure indicates that focal grants are based on performance of the individual, job level, future potential contributions to the company, etc. Please analyze how the committee's consideration of these factors and the others mentioned resulted in the amounts paid for long-term equity incentives.

7. You state that the proprietary third-party survey provides data on the equity guidelines of companies in the high-tech industry. It appears from the disclosure in this section that your long-term incentive award guidelines are benchmarked to the companies included in this survey. Therefore, please disclose the companies in the high-tech industry that are part of the third-party survey. See Item 402(b)(2)(xiv) of Regulation S-K.

8. The Compensation Committee may make special compensation-related decisions for performance, recognition, long-term retention value, and/or other recruitment purposes that cause individual compensation to differ from the regular stated compensation strategy and guidelines. Provide clear disclosure as to whether any special compensation-related decisions were made in 2006 for any of the named executive officers and, if so, clearly state how the compensation differed.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3357 with any questions.

Sincerely,

Pam Howell
Special Counsel